# Companhia de Transmissão de Energia Elétrica Paulista



## FINANCIAL STATEMENTS

## AS OF SEPTEMBER 30, 2001

## AND INDEPENDENT ACCOUNTANTS' REPORT

Deloitte Touche Tohmatsu
Rua Bela Cintra, 881
01415-910 - São Paulo - SP
Brasil

Telefone: (11) 3150-1800
Fac-símile: (11) 258-8456
www.deloitte.com.br

**Deloitte
Touche
Tohmatsu**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' SPECIAL REVIEW REPORT

To the Stockholders and Management of
Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1. We have performed a special review of the accompanying quarterly information (ITR) of Companhia de Transmissão de Energia Elétrica Paulista as of and for the three and nine-month periods ended September 30, 2001, which are comprised of the balance sheet, the statements of income and related comments on performance, prepared in accordance with accounting principles established by Brazilian Corporation Law. These financial statements are the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (Ibracon) and the Federal Accounting Council, which consisted principally of (a) inquiries of and discussion with the persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. Based on our review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for such quarterly information to be in accordance with accounting principles established by Brazilian Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM).

4. Previously, we have reviewed the balance sheet of Companhia de Transmissão de Energia Elétrica Paulista as of June 30, 2001 and the statements of operations for the three and nine-month periods ended September 30, 2000, presented for comparison purposes, and issued an unqualified special review report dated August 20, 2001 and November 14, 2000, respectively.

5. These financial statements have been translated into English solely for the convenience of the readers.

Deloitte Touche Tohmatsu

São Paulo, November 9, 2001

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2001
(In thousands of Brazilian reais - R$) UNAUDITED

| | September 30, 2001 | June 30, 2001 |
|---|---|---|
| ASSETS | 2,003,310 | 1,968,026 |
| CURRENT ASSETS | 316,093 | 278,669 |
| Cash and cash equivalents | 214,047 | 177,063 |
| Cash on hand | 4,220 | 104 |
| Short-term investments | 209,827 | 176,959 |
| Accounts receivable | 46,597 | 41,837 |
| Inventories | 16,913 | 17,795 |
| Other | 38,536 | 41,974 |
| Accounts receivable - São Paulo State government | 19,428 | 18,553 |
| Sale of rights and assets | 8,386 | 8,386 |
| Allowance for doubtful accounts | (8,386) | (8,386) |
| Deferred taxes | 5,926 | 5,926 |
| Recoverable taxes | 3,430 | 9,847 |
| Other | 9,752 | 7,648 |
| | | |
| LONG-TERM ASSETS | 136,609 | 136,210 |
| Sundry receivables | 120,473 | 121,683 |
| Accounts receivable - São Paulo State government | 77,583 | 78,793 |
| Advances - Law 4819/58 - São Paulo State government | 42,890 | 42,890 |
| Other | 16,136 | 14,527 |
| Escrow and judicial deposits | 15,277 | 13,668 |
| Tax incentives - FINAM | 859 | 859 |
| | | |
| PERMANENT ASSETS | 1,550,608 | 1,553,147 |
| Investments | 198,573 | 191,524 |
| Investments in subsidiary companies | 188,624 | 181,575 |
| Other investments | 9,949 | 9,949 |
| Property, plant and equipment, net | 1,352,035 | 1,361,623 |
| Property, plant and equipment, net | 1,288,825 | 1,305,504 |
| Construction-in-progress | 63,210 | 56,119 |

Continues

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2001
(In thousands of Brazilian reais - R$)

UNAUDITED
Continuation

| | September 30, 2001 | June 30, 2001 |
|---|---|---|
| LIABILITIES AND STOCKHOLDERS' EQUITY | 2,003,310 | 1,968,026 |
| CURRENT LIABILITIES | 90,665 | 83,040 |
| Current portion of long-term debt | 8,682 | 8,452 |
| Suppliers | 9,391 | 7,728 |
| Taxes and contributions | 8,347 | 4,434 |
| Income tax | 3,811 | 1,034 |
| Social contribution | 1,366 | |
| Social charges (INSS) | 1,584 | 5 |
| Social charges (FGTS) | | 114 |
| Social contribution on billings (Cofins) | 703 | 641 |
| Social charges (PIS/PASEP) | 251 | 254 |
| ANEEL's fees | 151 | 151 |
| Income tax - interest on stockholders' equity | - | 1,786 |
| Other | 481 | 449 |
| Dividends payable | 18,307 | 18,232 |
| Proposed dividends | 4 | 5 |
| Interest on own capital | 18,303 | 18,227 |
| Accruals | 37,614 | 36,179 |
| Payroll | 11,938 | 12,666 |
| Payroll related charges | 7,883 | 4,576 |
| Contingencias taxes and contributions | 11,140 | 9,644 |
| Provision for employees' opportunities program | 6,653 | 9,293 |
| Due to related party - Fundação Cesp | 5,806 | 5,547 |
| Other | 2,518 | 2,468 |
| Regulatory charges payable - RGR | 1,747 | 1,747 |
| Other | 771 | 721 |
| LONG-TERM LIABILITIES | 175,032 | 173,472 |
| Long-term debt | 27,494 | 28,877 |
| Provision for contingencies - labor claims | 29,842 | 29,842 |
| Due to related party - Fundação Cesp | 113,093 | 110,548 |
| Other | 4,603 | 4,205 |
| STOCKHOLDERS' EQUITY | 1,737,613 | 1,711,514 |
| Capital | 242,001 | 242,001 |
| Capital reserves | 1,190,406 | 1,190,406 |
| Donations and investment subsidies | 1,025,384 | 1,025,384 |
| Interest on own capital used in construction in progress | 162,552 | 162,552 |
| Debenture premium | 945 | 945 |
| Capital increase reserve | 666 | 666 |
| Tax incentives | 859 | 859 |
| Income reserves | 188,251 | 189,372 |
| Legal | 20,673 | 20,673 |
| Statutory | 24,200 | 24,200 |
| Unrealized earnings | 143,378 | 144,499 |
| Retained earnings | 116,955 | 89,735 |

See notes to quarterly information.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF INCOME
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2000
(In thousands of Brazilian reais - R$, except for income per share) UNAUDITED

| | September 30, 2001 | | September 30, 2000 | |
|---|---|---|---|---|
| | three-month period | Nine-month period | three-month period | Nine-month period |
| GROSS REVENUES | 107,528 | 296,776 | 93,596 | 266,037 |
| Use of basic network | 104,671 | 288,824 | 91,366 | 259,992 |
| Other | 2,857 | 7,952 | 2,230 | 6,045 |
| DEDUCTIONS | (6,174) | (17,640) | (5,420) | (15,707) |
| RGR - Global reserve from reversion quota | (2,267) | (6,801) | (2,000) | (6,000) |
| Cofins | (3,205) | (8,883) | (2,808) | (7,975) |
| PIS/Pasep | (695) | (1,925) | (608) | (1,728) |
| ISS | (7) | (31) | (4) | (4) |
| NET REVENUES | 101,354 | 279,136 | 88,176 | 250,330 |
| COST OF SERVICES RENDERED | (77,000) | (238,884) | (63,164) | (245,782) |
| Personnel | (42,649) | (124,361) | (40,696) | (123,958) |
| Provision for employees' opportunities program | - | (6,767) | 8,437 | (22,563) |
| Material | (3,631) | (9,235) | (3,234) | (9,847) |
| Outsourced services | (9,980) | (30,802) | (9,583) | (24,013) |
| Depreciation | (19,878) | (59,659) | (19,682) | (58,742) |
| Provision for contingencies | - | (9,043) | - | (14,229) |
| Other expenses/stet reversals | (862) | 983 | 1,594 | 7,570 |
| GROSS INCOME | 24,354 | 40,252 | 25,012 | 4,548 |
| INTEREST INCOME (EXPENSE), NET | 5,974 | (318) | 4,685 | 9,213 |
| Interest income | 9,283 | 27,824 | 7,301 | 17,466 |
| Interest expense | (3,309) | (28,142) | (2,616) | (8,253) |
| EQUITY EARNINGS IN SUBSIDIARY | 7,049 | 19,204 | 6,278 | 16,871 |
| OPERATING INCOME | 37,377 | 59,138 | 35,975 | 30,632 |
| NONOPERATING EXPENSES, NET | (321) | (3,373) | (931) | (10,102) |
| Income | 43 | 1,591 | 173 | 1,014 |
| Expenses | (364) | (4,964) | (1,104) | (11,116) |
| INCOME BEFORE TAXES | 37,056 | 55,765 | 35,044 | 20,530 |
| PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES | (10,957) | (12,927) | (2,541) | (12,374) |
| DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES | - | (1,763) | (10,540) | 7,689 |
| REVERSAL OF INTEREST ON STOCKHOLDERS' EQUITY | - | 20,000 | - | - |
| NET INCOME | 26,099 | 61,075 | 21,963 | 15,845 |
| NUMBER OF SHARES - EX-TREASURY SHARES (IN THOUSANDS) | 93,698,262 | 93,698,262 | 93,698,262 | 93,698,262 |
| NET INCOME PER SHARE | 0.00028 | 0.00065 | 0.00023 | 0.00017 |

See notes to quarterly information.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTES TO QUARTERLY INFORMATION
FOR THE THREE AND NINE-MONTH PERIODS ENDED
SEPTEMBER 30, 2001 AND 2000 (UNAUDITED)
(In thousands of Brazilian reais - R$) UNAUDITED

## 1. COMPANY'S OPERATIONS

Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company") was incorporated on February 4, 1999. At the Extraordinary General Meeting held on March 30, 1999, CTEEP's stockholders approved the incorporation of a portion of net assets of Companhia Energética de São Paulo (CESP), as a result of CESP's split-off process.

Company commenced operations on April 1, 1999. Its stated corporate purposes are to design, construct and operate power transmission systems.

The Company is controlled by the State of São Paulo Government.

## 2. PRESENTATION OF FINANCIAL STATEMENTS

The quarterly financial information has been prepared in accordance with accounting principles established by Brazilian Corporate Law, supplementary provisions issued by the Brazilian Securities and Exchange Commission (CVM) and rules established by the concession authority National Agency of Electric Power (ANEEL).

The accounting policies, methods and criteria applied to the quarterly financial information are consistent with those applied to the 2000 financial statements.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### 3.1. Specific accounting policies

#### a) Interest and other charges

In accordance with the provisions set forth in General Instructions 35 and 36 of the Chart of Accounts for electric power utilities, interest and other charges, including the effects of monetary and exchange rate variations, related to third-party loans and financing applied to construction in progress, are recorded under this subgroup of accounts as cost.

**b) Indirect costs of construction in progress**

A portion of Central Management's expenses is allocated to construction in progress on a monthly basis. This allocation is limited to a maximum of 10% of direct personnel and outsource labor costs allocated to projects in progress.

## 3.2. General accounting policies

a) Short-term investments

Short-term investments are stated at cost, plus interest accrued through the balance sheet date whose original maturities are three months or less.

b) Accounts receivable

Accounts receivable includes the amounts billed for the use of the electric power transmission systems (basic network and connections) by the electric power concessionaires.

c) Inventories

Inventories are stated at average acquisition cost, which does not exceed market value. Materials intended to be used in construction projects are classified as construction in progress.

d) Investments

Investment in subsidiary is accounted for under the equity method. Other investments are recorded at cost less allowance for losses, if applicable. The negative goodwill on investment acquisition is amortized over the subsidiary's concession term.

e) Property, plant and equipment, net

Most property, plant and equipment items have been transferred to the Company upon CESP's split-off. These assets are stated at acquisition and/or construction cost, monetarily adjusted through December 31, 1995, interest on own capital through December 31, 1998, interest and monetary and exchange rate variations on loans and financing used in construction in progress, less accumulated depreciation and amortization. Depreciation is calculated under the straight-line method at the following annual rates: transmission system - 2% to 8.3% furniture and fixtures - 10%; and vehicles - 20%, in accordance with ANEEL Resolution 002, dated December 24, 1997, and Resolution 44, dated March 17, 1999.

f) Assets and liabilities subject to monetary adjustment

Assets and liabilities are being monetarily adjusted at the indices stipulated by law or contracts.

g) Provision for social contribution and income taxes

Social contribution and income taxes are calculated in accordance with the tax legislation, based on net income adjusted by nondeductible expenses, nontaxable income and temporary differences.

h) Interest on stockholders' equity

Interest is stated as distribution of dividends directly as stockholders' equity, and, for tax purposes, it is treated as interest expense, thus, reducing the income and social contribution taxes on the profit for the nine-month period.

i) Net income (loss) per share

Net income (loss) per share is calculated based on the number of shares outstanding at the balance sheet date.

## 4. ACCOUNTS RECEIVABLE - STATE OF SÃO PAULO GOVERNMENT

| | September 30, 2001 | June 30, 2001 |
|---|---|---|
| Current | 19,428 | 18,553 |
| Long-term | 77,583 | 78,793 |
| | 97,011 | 97,346 |

These amounts relate to advances made by CESP from November 1981 to May 1983 in order to pay benefits to employees participating in the Pension and Retirement Plan of the State of São Paulo, in accordance with State Law 4819/58.

As a result of CESP's split-off, this account receivable was transferred to the Company, and on August 6, 1999 a contract was signed with the State Finance Secretary, to receive the amount in 84 monthly installments, monetarily adjusted by the General Market Price index (IGP-M) variation plus interest of 6% per year beginning September 1999 through August 2006.

In addition, CESP paid in advance monthly expenses of the supplementary pension and retirement plan and family allowance benefits, in accordance with State Law no. 4819/58. Upon CESP's split-off, this account receivable, totaling R$ 42,890, has also been transferred to the Company and is recorded as long-term assets. The Company is negotiating the recovery of this amount with the State Finance Secretary.

## 5. DEFERRED TAXES

| | September 30, 2001 | | | June 30, 2001 |
|---|---|---|---|---|
| | Income tax | Social contribution | Total | Total |
| Allowance for doubtful accounts | 2,096 | 755 | 2,851 | 2,851 |
| Provision for labor contingencies | 2,261 | 814 | 3,075 | 3,075 |
| | 4,357 | 1,569 | 5,926 | 5,926 |

Refer to tax credits that can be offset against future taxable income, calculated on temporarily nondeductible provisions as per part "B" of the Taxable Income Computation Book (Lalur).

## 6. INVESTMENTS

| | September 30, 2001 | June 30, 2001 |
|---|---|---|
| Investment in subsidiary | 378,329 | 375,564 |
| Negative goodwill | (189,705) | (193,989) |
| | 188,624 | 181,575 |
| Other investments | 9,949 | 9,949 |
| | 198,573 | 191,524 |

Investment in subsidiary refers to interest in Empresa Paulista de Transmissão de Energia Elétrica S.A (EPTE), which was held by CESP, and upon its split-off, allocated to the Company. The negative goodwill to be amortized was calculated based on the business and future profitability evaluation made upon the acquisition.

### 6.1. Subsidiary's key information

| | September 30, 2001 | June 30, 2001 |
|---|---|---|
| Total stock - number (in thousands) | | |
| Common stock | 14,705,370 | 14,705,370 |
| Preferred stock | 22,241,713 | 22,241,713 |
| Capital - R$ | 572,424 | 572,424 |
| Stockholders' equity - R$ | 1,939,689 | 1,925,971 |
| Net income for the period | 25,958 | 12,240 |

### 6.2. Parent Company's investment

| | September 30, 2001 | June 30, 2001 |
|---|---|---|
| Common stock - number (in thousands) | 7,205,631 | 7,205,631 |
| Shareholding (%) | | |
| Voting capital | 49.0 | 49.0 |
| Capital Total | 19.5 | 19.5 |

### 6.3. Investment in subsidiary

| | September 30, 2001 | June 30, 2001 |
|---|---|---|
| Acquisition by the equity method | 397,003 | 397,003 |
| Equity in subsidiary for the period | (18,674) | (21,439) |
| | 378,329 | 375,564 |
| Negative goodwill - Opening balance | (261,005) | (261,005) |
| Accumulated amortization of negative goodwill | 71,300 | 67,016 |
| | (189,705) | (193,989) |
| | 188,624 | 181,575 |

### 6.4. Equity in subsidiary

| | September 30, 2001 | | September 30, 2000 | |
|---|---|---|---|---|
| | Three-month period | Accumulated | Three-month period | Accumulated |
| Equity in subsidiary | 2,765 | 5,371 | 1,504 | 2,548 |
| Amortization of negative goodwill | 4,284 | 13,833 | 4,774 | 14,323 |
| | 7,049 | 19,204 | 6,278 | 16,871 |

Negative goodwill is being amortized over the subsidiary's concession term, expiring in December 2012, in 164 monthly installments, out of which 30 have already been amortized.

## 7. PROPERTY, PLANT AND EQUIPMENT, NET

| | September 30, 2001 | | | June 30, 2001 |
|---|---|---|---|---|
| | Monetarily adjusted cost | Accumulated depreciation | Net | Net |
| In service | | | | |
| Intangible | 49,840 | - | 49,840 | 49,840 |
| Land | 43,957 | - | 43,957 | 43,544 |
| Buildings and improvements | 340,630 | (164,032) | 176,598 | 179,832 |
| Machinery and equipment | 2,033,884 | (1,030,871) | 1,003,013 | 1,016,067 |
| Vehicles | 23,011 | (14,753) | 8,258 | 9,336 |
| Furniture and fixtures | 12,203 | (5,044) | 7,159 | 6,885 |
| | 2,503,525 | (1,214,700) | 1,288,825 | 1,305,504 |
| In progress | 63,210 | - | 63,210 | 56,119 |
| | 2,566,735 | (1,214,700) | 1,352,035 | 1,361,623 |

In accordance with articles 63 and 64 of Decree 41019, dated February 26, 1957, assets and installations used in electric power transmission, including sales are linked to such services and cannot be retired, disposed of, assigned or pledged as collateral without prior and express consent of the regulatory entity. ANEEL Resolution 20/99 sets forth provisions for the separation of assets from electric power concessions, granting a prior authorization for the separation of assets that are no longer used to perform the services under concession, where such assets are intended to be sold, and establishes that the disposal proceeds shall be deposited in a restricted bank account and applied to the concession operation.

**7.1. Botucatu - Chavantes Transmission Line**

In accordance with Law 9074, of July 7, 1995, which establishes, among other things, rules for concessions and extension of concession contracts, notably for electric power services (generation, transmission and distribution), concessions to operate such services must be offered at public auctions.

After an auction process held by ANEEL on September 28, 2001, at Rio de Janeiro Stock Exchange (BOVERJ), the Company won the contract for the construction and operation of Botucatu - Chavantes transmission line.

The Company offering the lowest price relative to the maximum prices for reference established by ANEEL wins the concession contract.

In CTEEP's specific case, the contract was won at the price stipulated by ANEEL.

The additional revenue established for the Company totals R$ 6,910 per year.

This 230 kV transmission line will be 137 km long and connect Botucatu substation to Chavantes substation, both belonging to the Company.

The work, scheduled to be completed by July 2003, will be funded by the Company for approximately R$ 31,901 to be released throughout the construction phases, based a the terms of the contract signed with Inepar S.A. Indústria e Construções. Botucatu-Chavantes transmission line will permit an enhanced energy flow between the South and Southeast Regions as well as new imports of electric power from Argentina.

The concession will be held by CTEEP for 30 years.

## 8. LOANS, FINANCING AND INTEREST - SHORT AND LONG-TERM DEBT

Loan due to Fundação CESP is as follows:

| Contract | | September 30, 2001 Principal | | | June 30, 2001 |
|---|---|---|---|---|---|
| Effective date | Expiration date | Short-term | Long-term | Total | Total |
| 11/28/1997 | 11/30/2005 | 8,682 | 27,494 | 36,176 | 37,329 |

Interest and other charges are calculated based on the retirement and pension plan actuarial cost variation (IGP-DI plus 6% p.a.) or the Interest Reference index (TR) plus interest at 8% per year, whichever is greater, and are added to the principal amount on a monthly basis.

## 9. CONTINGENCIES - TAXES AND CONTRIBUTIONS

The Company is challenging in court the constitutionality of the changes introduced by Law 9718/99 that increased the Cofins rate from 2% to 3% and included interest income and nonoperating income in the Cofins basis.

While awaiting a final decision on this matter, the Company is recording an accrual and depositing in court the amounts under discussion.

## 10. PROVISION FOR EMPLOYEES' OPPORTUNITY PROGRAM

After completing studies in June 2000, the Company decided to implement an opportunity program for employees with the aim of reducing its number of staff, and as a result, its operating expenses.

The Program activities resumed in January 2001, and were concluded in the following month, with the dismissal of 85 employees, for approximately R$ 6,767.

Contract rescissions started in October 2000. The remaining balances of R$ 6,653 shall be settled through December 2001.

## 11. DUE TO RELATED PARTY - FUNDAÇÃO CESP

| | September 30, 2001 | June 30, 2001 |
|---|---|---|
| Current | 5,806 | 5,547 |
| Long-term | 113,093 | 110,548 |
| | 118,899 | 116,095 |

Amounts relate to the debt renegotiation contract signed by the Company to finance the actuarial deficit with Fundação CESP, related to the Supplementary Benefit Plan (BSPS), with monthly payments through 2017. The balance of this contract is adjusted at the actuarial cost variation (IGP-DI plus interest of 6% per year).

## 12. PROVISION FOR CONTINGENCIES - LABOR CLAIMS

In accordance with the terms of the Split-off Explanatory Record, the Company assumed certain liabilities for administrative processes and procedures before different courts, arising from CESP's split-off.

In the second quarter of 2001, labor claims have been reviewed, which resulted in a provision in the amount of R$ 29,842.

## 13. STOCKHOLDERS' EQUITY

### 13.1. Capital stock

Paid-in-capital is R$ 242,001, represented by 93,698,262 thousand shares comprised of 48,541,652 thousand common shares and 45,156,610 thousand preferred shares. The Company's authorized capital is R$ 1,469,090 representing R$ 761,136 in common shares and R$ 707,954 in preferred shares, all of which are book registered shares with no par value.

Preferred shares do not grant voting rights; however, their holders have priority in capital reimbursement and are entitled to receive noncumulative dividends of 10% per year calculated on paid-in preferred stock.

As of September 30, 2001, the principal stockholders of the Company are as follows:

| | Number of shares - in thousands | | | | | |
|---|---|---|---|---|---|---|
| | Common | % | Preferred | % | Total | % |
| São Paulo State Government and related companies: | | | | | | |
| State Finance Secretary | 29,377,531 | 60.52 | 6,321,277 | 14.00 | 35,698,808 | 38.10 |
| Banco Nossa Caixa S.A. | 5,136,117 | 10.58 | 7,686,364 | 17.02 | 12,822,481 | 13.69 |
| Companhia do Metropolitano de São Paulo - METRÔ | 1,323,627 | 2.73 | - | - | 1,323,627 | 1.41 |
| Other | 82,933 | 0.17 | - | - | 82,933 | 0.09 |
| Subtotal | 35,920,208 | 74.00 | 14,007,641 | 31.02 | 49,927,849 | 53.29 |
| Other: | | | | | | |
| Centrais Elétricas Brasileiras S.A. - Eletrobrás | 6,160,836 | 12.69 | 19,682,754 | 43.59 | 25,843,590 | 27.58 |
| Cypress Corporation | 691,424 | 1.42 | 6,400 | 0.01 | 697,824 | 0.74 |
| Caixa de Previdência dos Funcionários do Banco do Brasil | 296,439 | 0.61 | 260,960 | 0.58 | 557,399 | 0.59 |
| Fundação Petrobrás Seguridade Social - PETROS | - | - | 539,200 | 1.19 | 539,200 | 0.58 |
| SERPROS - Fundo Multipatrocinado | - | - | 353,700 | 0.78 | 353,700 | 0.38 |
| Itaú Galáxia Fundo Inv. Ações | - | - | 227,100 | 0.50 | 227,100 | 0.24 |
| Clube de Investimentos DEC | 224,900 | 0.46 | - | - | 224,900 | 0.24 |
| The Bank of New York - ADR Department | - | - | 160,147 | 0.35 | 160,147 | 0.17 |
| Other | 5,247,845 | 10.82 | 9,918,708 | 21.98 | 15,166,553 | 16.19 |
| | 12,621,444 | 26.00 | 31,148,969 | 68.98 | 43,770,413 | 46.71 |
| | 48,541,652 | 100.00 | 45,156,610 | 100.00 | 93,698,262 | 100.00 |

### 13.2. Distribution of dividends

In accordance with the Company's bylaws, the distribution of dividends to stockholders determined on June 30 and December 31 of each year will be made every half year based on capital stock:

- 10% per annum for preferred shares, and
- Up to 10% per annum for common shares.

As per Law 9249, dated December 26, 1995, the legal entity under the taxable profit taxation regime is allowed to pay interest on stockholders' equity to its stockholders on condition that earnings exist before deduction of interest, or on accumulated earnings and profit reserves limited, in either situation, to 50%. The said Law also allows a legal entity to deduct, for tax purposes, interest paid or credited to its stockholders.

Within this context, on June 25, 2001 the Board of Directors decided that interest on stockholders' equity would be paid to the Company's stockholders at the amount of R$ 20,000 (R$ 18,290 net of withholding income tax).

At the Extraordinary Stockholders' General Meeting (AGE) held on October 31, 2001, this interest payout was approved, and the respective amounts will be made available to stockholders through December 31, 2001.

### 13.3. Income reserves

#### a. Statutory reserves

Pursuant to the Company's articles of incorporation, 20% of the net income, after legal reserve deduction and dividends or interest on capital distribution, should be allocated to a statutory reserve, up to a limit of 10% of the paid-in capital.

#### b. Unrealized income reserve

Unrealized income primarily originates from monetary adjustment balances credited to net income until 1995. This reserve is being realized proportionally to depreciation and amortization of property, plant and equipment. The amounts realized are credited to retained earnings accounts, on a monthly basis.

## 14. INTEREST INCOME (EXPENSES)

| | September 30, 2001 | | September 30, 2000 | |
|---|---|---|---|---|
| | Three-month period | Accumulated | Three-month period | Accumulated |
| Interest income: | | | | |
| Income from short-term investments | 7,828 | 20,370 | 5,746 | 12,933 |
| Discounts obtained | - | 3,056 | - | - |
| Interest - São Paulo State Government | 1,395 | 4,198 | 1,436 | 4,284 |
| Other | 60 | 200 | 119 | 249 |
| | 9,283 | 27,824 | 7,301 | 17,466 |
| Interest expense: | | | | |
| Monetary variation - net | (1,091) | (1,382) | 447 | (1,024) |
| Interest on stockholders' equity | - | (20,000) | - | - |
| Interest - Fundação CESP | (1,691) | (4,877) | (1,439) | (4,406) |
| Provisional contribution on financial activities (CPMF) | (469) | (1,565) | (424) | (1,438) |
| Other | (58) | (318) | (1,200) | (1,385) |
| | (3,309) | (28,142) | (2,616) | (8,253) |
| | (5,974) | (318) | 4,685 | 9,213 |

## 15. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company records monthly provisions for income and social contribution taxes payable, on an accrual basis, and calculates such tax amounts based on interim balance sheets.

### 15.1 Reconciliation of income tax and social contribution on net profit (CSLL)

In 2001, tax expenses were determined based on the effective tax rate of 34% (25% for income tax and 9% for CSLL). In 2000, the effective tax rate was 37% (25% for income tax and 12% for CSLL) in January and 34% (25% for income tax and 9% for CSLL) beginning in February.

| | Three-month period | | | |
|---|---|---|---|---|
| | September 30, 2001 | | September 30, 2000 | |
| | Income tax | Social contribution | Income tax | Social contribution |
| Income before taxes | 37,056 | 37,056 | 35,044 | 35,044 |
| Tax payment supported by injunction – Cofins | 1,479 | - | 1,368 | - |
| Accrual for voluntary layoff program | - | - | (31,000) | (31,000) |
| Equity in subsidiary | (2,765) | (2,765) | (1,504) | (1,504) |
| Negative goodwill on purchase of investments | (4,284) | - | (4,774) | 9,549 |
| Offset of the negative tax basis - 30% limit | - | - | - | 4,297 |
| Accumulated tax basis - January 2000 | - | - | - | (1,787) |
| Other | 20 | - | 19 | - |
| Taxable profit - Tax calculation basis | 31,506 | 34,291 | (847) | 14,599 |
| Tax rate of 15% | (4,727) | - | 127 | - |
| Tax rate of 10% | (3,144) | - | 93 | - |
| Tax rate of 12% | - | - | - | 523 |
| Tax rate of 9% | - | (3,086) | - | (1,314) |
| 1999 tax rate adjustment | - | - | (2) | (1,229) |
| 2000 tax rate adjustment | - | - | (2) | (737) |
| Accrued income and social contribution taxes | (7,871) | (3,086) | 216 | (2,757) |
| Deferred income and social contribution taxes | - | - | (7,750) | (2,790) |

| | Accumulated | | | |
|---|---|---|---|---|
| | September 30, 2001 | | September 30, 2000 | |
| | Income tax | Social contribution | Income tax | Social contribution |
| Income before taxes | 55,765 | 55,765 | 20,530 | 20,530 |
| Tax payment supported by injunction – Cofins | 4,072 | - | 3,560 | - |
| Provision for contingencies | (5,186) | (5,186) | 14,229 | 14,229 |
| Allowance for doubtful accounts | - | - | 8,386 | 8,386 |
| Equity in subsidiary | (5,371) | (5,371) | (2,548) | (2,548) |
| Negative goodwill on purchase of investments | (13,833) | - | (14,323) | - |
| Offset of the negative tax basis - 30% limit | - | - | - | (1,672) |
| Tax basis for January/2000 | - | - | - | (6,145) |
| Other | 57 | - | 54 | - |
| Taxable profit - Tax calculation basis | 35,504 | 45,208 | 29,888 | 32,780 |
| Tax rate of 15% | (5,326) | - | (4,483) | - |
| Tax rate of 10% | (3,532) | - | (2,971) | - |
| Tax rate of 9% | - | (4,069) | - | (2,950) |
| 1999 tax rate adjustment | - | - | (2) | (1,229) |
| 2000 tax rate adjustment | - | - | (2) | (737) |
| Accrued income and social contribution taxes | (8,858) | (4,069) | (7,458) | (4,916) |
| Deferred income and social contribution taxes | (1,296) | (467) | 5,654 | 2,035 |

## 16. CONCESSION

Ministry of Mining and Energy (MME) Administrative Ruling 185, dated June 6, 2001, superseded MME Ruling 173, dated July 4, 2000, and ratified the term of 20 years beginning July 8, 1995 for the Company to operate electric power transmission services, including basic network, connections and other plants (subject to ANEEL Resolution 166, dated May 31, 2000) whose concession is held by CTEEP.

On June 20, 2001, a concession contract for providing electric power transmission services was entered into between CTEEP and ANEEL, the Concession Authority, whereby the concession term was extended for a 20-year period, from July 7, 1995, the date on which the concession legislation was enacted by Law 9074.

## 17. FINANCIAL INSTRUMENTS

The book values of financial instrument assets and liabilities, when compared to the amounts that could be obtained in an active market trading or, in their absence, to the net present value adjusted at the actual market interest rate, approximate their market value.

## 18. CORPORATE EVENTS

Concerning the relevant fact published on February 6, 2001, the Company's management completed studies aimed at the acquisition of the net assets of its subsidiary company EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. Accordingly, on October 16, 2001, CTEEP published another relevant fact disclosing both to stockholders and the market the terms established for conducting such acquisition.

ANEEL Resolution no. 432, dated October 19, 2001, authorized CTEEP to complete the transaction to acquire EPTE's net assets.

This matter was resolved by stockholders at the Extraordinary General Meeting held on October 31, 2001.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMMENTS ON PERFORMANCE
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2001
(In thousands of Brazilian reais - R$)

Companhia de Transmissão de Energia Elétrica Paulista (the "Company") revenues primarily originate from the use of its transmission system (basic network and connections) by electric power concessionaires, for which the annual tariffs have been established by the concession authority National Agency of Electric Power (ANEEL) Resolution 247, dated July 2, 2001. The annual revenue now permitted for the transmission system connected with the installation of the Basic and Connection Network totals R$ 396,663.

Operating revenue deductions are represented by Global Reversal Reserve - RGR quota, COFINS, PIS/Pasep and ISS taxes, which accounted for 5.74% of gross operating revenues. As a result, net operating revenues amounted to R$ 101,354, an increase of 14.95% as compared to the same three-month period in the prior year.

Operating expenses that may be directly managed by the Company's management, in the amount of R$ 57,122, represented 56.36% of net operating revenues. Equally significant are the depreciation quotas, amounting to R$ 19,878, which corresponds to 19.61% of net revenue.

As a result of the aforementioned facts, the Gross Profit totaled R$ 24,354, down 2.63% from the same three-month period in the prior year.

Financial income, in the amount of R$ 5,974, up 27.51% from the same period in the prior year, is basically due to the financial revenues relating to interest on short-term investments, net, mostly, of the applicable interest and charges and monetary variations on the debts with Fundação CESP.

Equity in subsidiary, in the amount of R$ 7,049, up 12.28% from the same period in the prior year, is comprised of investments in subsidiary and amortization of negative goodwill on purchase of shares in EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., amounting to R$ 2,765 and R$ 4,284, respectively.

Nonoperating loss, in the amount of R$ 321, basically refers to losses due to the write-off of assets and credits.

After income and social contribution taxes (accrued and deferred), in the total amount of R$ 10,957, the Company's net income for the quarter amounted to R$ 26,099, recording an 18.83% increase when compared to the same three-month period in the prior year.